Exhibit 99.1

IMRIS reports 2013 fourth quarter and full-year financial results

•	Company completes transition year and lays foundation for profitable growth;
•	Quarterly revenues of $10.0 million declined primarily due to the timing of shipments;
•	Net loss in the fourth quarter was $21.6 million, or $0.42 per diluted share, including R&D charges and one-time relocation expenses;
•	Fourth quarter new order bookings of $11.4 million resulted in an ending backlog of $102.4 million;
•	Full-year 2013 revenues totaled $46.0 million compared with $52.4 million in prior year, with gross profit as a percent of sales the same as 2012;
•	Company provides 2014 full-year revenue outlook;
•	Next-generation VISIUS Surgical Theatre received FDA clearance in February 2014;
•	First-quarter 2014 booking commitments to date are strong.

Financial Highlights:

	3 months ended December 31 (unaudited)			Year ended December 31 (audited)
($000's except per share amounts)	2013	2012	Change	2013	2012	Change
Sales	9,985	20,095	(50.3%)	46,042	52,392	(12.1%)
Gross profit	2,763	6,996	(60.5%)	15,673	17,798	(11.9%)
Gross profit as % of sales	27.7%	34.8%	n/m [1]	34.0%	34.0%	n/m [1]
Operating expenses	22,597	13,310	69.8%	54,978	45,322	21.3%
Adjusted EBITDA[2]	(18,767)	(4,790)	291.8%	(33,933)	(21,868)	55.2%
Operating loss	(19,834)	(6,314)	214.1%	(39,305)	(27,524)	42.8%
Net loss	(21,615)	(6,602)	227.4%	(42,000)	(27,756)	51.3%
Basic and diluted loss per share	($ 0.42)	($ 0.14)	200.0%	($ 0.83)	($ 0.61)	36.1%

1  Not Meaningful
2  Adjusted EBITDA is defined as earnings before interest income (expense) and other, stock based compensation, gain on asset sale, foreign exchange, embedded derivatives, income taxes and amortization and depreciation.

WINNIPEG and MINNEAPOLIS, March 4, 2014 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) today reported financial results for the fourth quarter and full year ended December 31, 2013. All figures are reported in U.S. dollars. Fourth quarter revenues were $10.0 million compared with $20.1 million for the same period in the prior year. Net loss in the fourth quarter was $21.6 million, or $0.42 per diluted share, compared with a prior-year net loss of $6.6 million, or $0.14 per diluted share.

Commented Jay D. Miller, President and Chief Executive Officer of IMRIS: "Overall, 2013 was a transition year for IMRIS. We had a number of things to accomplish in 2013 to improve IMRIS' operations, including: relocating to Minneapolis key functions and the robotics program, as well as approximately 100 jobs; completing development work for the VISIUS® Surgical Theater iMR Skyra and Aera systems, the VISIUS iCT, important upgrade options and disposables, and the bulk of our MR-Guided Radiation Therapy (MRgRT) system; implementing a new multi-source pricing initiative; and expanding the number of installations. These actions will enable us to achieve our long-term goals. Strong revenue in the first half of the year was not enough to overcome lower than anticipated revenue in the fourth quarter, due partially to a regulatory delay that impacted the shipment of a major order. This is a timing issue that has been resolved in the first quarter of 2014."

Added Miller, "After the 2013 fourth-quarter end, we were pleased to receive FDA clearance on our next-generation VISIUS Surgical Theatre Skyra and Aera systems. These advanced systems integrate the latest high-field MR scanners to bring unequaled intraoperative imaging quality to the surgical suite. The first new generation installation will be at Dartmouth-Hitchcock Medical Center in Lebanon, New Hampshire.  In addition, first-quarter 2014 bookings commitments have started well with orders for VISIUS Surgical Theater iMR, VISIUS iCT, service, options, upgrades and disposables. Going forward, we anticipate a lower cost structure and higher gross profit as a percentage of sales in 2014, primarily attributed to improved systems margins and achieving significantly higher margins for disposable products. We are now well positioned and excited about IMRIS' long-term prospects."

Fourth-Quarter Operating Review
Revenue from VISIUS Surgical Theatres for the 2013 fourth quarter was $6.6 million, $11.8 million lower than the same period last year, primarily due to the timing of scheduled project deliveries of major system components. Reflecting IMRIS' focus on building its service revenues, extended maintenance contract revenue was $1.3 million higher than the same period last year. The increase stemmed from additional extended maintenance contracts from a larger installed base that have transitioned off warranty to chargeable service programs. Other revenue from disposables and upgrades was $0.4 million higher than the same period in the prior year.

Net loss in the 2013 fourth quarter of $21.6 million, or $0.42 per diluted share, was higher than the prior-year quarter chiefly due to lower gross profit of $4.2 million and higher operating expenses of $9.3 million, interest expense of $1.0 million and foreign exchange income of $0.3 million.

Gross profit in the 2013 fourth quarter was $2.8 million compared with $7.0 million for the same period last year. Impacting gross profit were the timing of scheduled installation activities, partially offset by higher gross profit from additional extended maintenance contracts. Gross profit as a percentage of sales in the 2013 fourth quarter was 27.7 percent compared with 34.8 percent in the prior-year period.

IMRIS continued to invest in order to position the business for profitable growth. Operating expenses for the 2013 fourth quarter were $22.6 million compared with $13.3 million for the same period last year. Operating expenses include expected R&D charges of $8.3 million related to completion of the collaborative arrangement with Princess Margaret Hospital for their clinical MRgRT system. Total one-time costs during the fourth quarter to relocate IMRIS' operations to Minnesota were $3.5 million, including a lease accrual of $2.1 million related to the exit from the Winnipeg, Canada manufacturing facility. Other operating expenses decreased $2.5 million, mainly due to lower expenses in research and development costs for robotics, MRgRT and other ancillary research projects as those projects near completion.

Foreign exchange expense in the fourth quarter was $0.6 million compared with $0.2 million in 2012, due to a strengthening U.S. dollar against IMRIS' foreign denominated monetary assets. Interest and other expense includes interest expense of $0.6 million and warrant discount amortization of $0.3 million, as well as other net interest expense and banking fees.

Adjusted EBITDA for the 2013 fourth quarter was negative $18.8 million compared with negative $4.8 million for the same period last year. Adjusted EBITDA for the 2013 fourth quarter reflects lower gross profit of $4.2 million, higher operating expenses of $9.3 million which includes the expected R&D charges of $8.3 million noted above, $3.5 million of relocation charges including $2.1 million related to the Winnipeg manufacturing facility, and higher interest expense of $1.0 million due to the new debt.

Backlog1
During the 2013 fourth quarter, $11.4 million in new orders were received and $10.0 million of backlog was converted into revenues. The change in the U.S. dollar versus the orders denominated in foreign currencies in backlog resulted in a decrease in the value of the backlog of $0.4 million.  Backlog at December 31, 2013, was $102.4 million.

2013 Full-Year Results and Liquidity
Revenues for the full year ended December 31, 2013, totaled $46.0 million compared with $52.4 million for 2012. Net loss in 2013 was $42.0 million compared with $27.8 million last year. Net loss was $0.83 per diluted share compared with a loss of $0.61 per diluted share for 2012, primarily due to higher expenses related to the Company's relocation, and research and development investments.

Gross profit in 2013 was $15.7 million compared with $17.8 million in 2012. Gross profit as a percentage of sales was flat at 34.0 percent compared to the prior year.

Operating expenses were $55.0 million, up $9.7 million compared with 2012, primarily due to the expected R&D charges and additional one-time relocation costs, offset by lower research and development costs for robotics, MRgRT and other projects. Foreign exchange expense was $1.2 million compared with $0.1 million in the prior year, due to a strengthening U.S. dollar against the Company's foreign denominated monetary assets.

Taken together, IMRIS had total cash and non-cash operating expenses in 2013 of $55.0 million, as summarized below:

2013	$ Millions
Cash operating expenses	$ 35.5
Minneapolis relocation costs	5.8
Research & development charge	3.3
Total	44.6
Research & development charge (non-cash)	5.0
Amortization and depreciation (non-cash)	3.5
Stock based compensation (non-cash)	1.9
Total operating expenses	55.0

Full-year adjusted EBITDA was negative $33.9 million compared with negative $21.9 million for the same period last year. The 2013 adjusted EBITDA reflects lower gross profit of $2.1 million, higher operating expenses of $9.7 million, which includes the expected R&D charges, $3.5 million of relocation charges and higher interest expense of $1.2 million.

Cash and restricted cash at December 31, 2013, totaled $13.9 million and accounts receivable were $14.0 million. These funds, together with ongoing operating cash flow, will be used to fund the Company's working capital and overall operations.

2014 Business Outlook
Commented Miller: "In 2014, we are focused on executing our strategic plans in order to set the stage for future growth. We are excited to have a talented team in place to achieve our goals. IMRIS now offers a broader product range, including a growing disposables business, and we plan to continue building momentum for our VISIUS iCT and service sales. Looking ahead, we expect improved bottom-line performance with an emphasis on controlling costs, increasing gross margins and becoming cash flow neutral in 2014. We also anticipate market excitement around the development of our second generation SYMBIS MR and CT-compatible robotic system and MRgRT."

IMRIS' primary focus in 2014 will be on improving order bookings performance and working to convert qualified customer prospects to new sales orders. Full-year 2014 revenues comprised of systems sales, service and disposables are expected to be in the range of $44 million to $46 million. The Company anticipates that its 2014 first quarter revenues will be in the range of $8 million to $9 million and the strongest quarterly revenue performance will occur in the second half of 2014.

Gross profit as a percentage of sales is forecast to be above 40 percent for the full year 2014.  Quarterly gross profit as a percentage of sales will vary depending on the underlying system installations in each quarter.

Taken together, IMRIS anticipates total cash and non-cash operating expenses in 2014 to be approximately $33 million, as summarized below:

2014 Forecast	$ Millions
Cash operating expenses	$ 27.0
Depreciation (non-cash)	4.0
Stock based compensation (non-cash)	2.0
Total operating expenses	33.0

The Company's cash requirements in 2014 include funding for operations, capital investments related to robotics, iCT and MRgRT test labs, and costs related to the U.S. relocation. Total capital expenditures in 2014 are expected to be in the range of $1.5 million to $2.5 million.

The Company's full financial statements as well as management's discussion and analysis will be available at www.sedar.com, www.sec.gov and www.imris.com.

Conference Call
Management will host a conference call to discuss the results at 5:00 pm ET, March 4, 2014.  Following management's presentation, there will be a question-and-answer session for analysts and institutional investors. To participate in the teleconference, please call 1-416-644-3416 or 1-800-814-4860. To access the live audio webcast, please visit IMRIS' website at www.imris.com. A taped rebroadcast will be available to listeners following the call until midnight (ET) on March 11, 2014. To access the rebroadcast from Canada please call 1-877-289-8525 or 1-416-640-1917 and enter access code 4665774. From the U.S., please call 1-303-590-3030 or 1-800-406-7325 and enter access code 4665774.

About IMRIS
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular, spinal and cerebrovascular markets and have been selected by 57 leading medical institutions around the world. For more information, visit www.imris.com.

Forward-Looking Statements
This press release may contain or refer to forward-looking information based on current expectations.  In some cases, forward-looking statements can be identified by terminology such as "anticipate", "may", "expect", "believe", "prospective", "continue" or the negative of these terms or other similar expressions concerning matters that are not historical facts.  These statements should not be understood as guarantees of future performance or results.  Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements.  Although such statements are based on management's reasonable assumptions, there can be no assurance that actual results will be consistent with such statements.  Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results.  These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

__________________________________
1 See "Non-GAAP Financial Measures" in the Company's 2013 MD&A for further information on backlog.

SOURCE: IMRIS Inc.

%CIK: 0001489161

For further information:

Kelly McNeill
Executive Vice President Finance and
Administration and Chief Financial Officer
IMRIS Inc.
Tel: 763-203-6304
Email: kmcneill@imris.com

CO: IMRIS Inc.

CNW 16:00e 04-MAR-14